SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 5, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated June 5, 2008 regarding “Johan Wibergh appointed head of Ericsson’s business unit Networks.”

June 5, 2008 PRESS RELEASE

Johan Wibergh appointed head of Ericsson’s business unit Networks

Ericsson (NASDAQ:ERIC) has appointed Johan Wibergh as Senior Vice President and head of business unit Networks effective July 1, 2008. Johan Wibergh is currently head of Ericsson Brazil. Kurt Jofs, currently head of business unit Networks, has decided to step down and will leave the company at the end of the year.

“I welcome Johan Wibergh to his new position. Considering the achievements he has made in former positions, I am sure he will be an excellent head of business unit Networks”, says Carl-Henric Svanberg, President and CEO of Ericsson.

Johan Wibergh was Vice President and head of sales for business unit Global Services during 2004-2005. In June, 2005, he was appointed head of Ericsson in the Nordic and Baltic region and in 2007 he moved to Brazil to take on the same responsibility there.

“In his five years as head of business unit Networks, Kurt Jofs has demonstrated excellent leadership skills and he has been instrumental in taking Ericsson to today’s strong market leading position and outstanding profitability”, says Carl-Henric Svanberg. “I truly regret that Kurt Jofs has taken the decision to step down, but I highly respect his prioritizations in life.”

Kurt Jofs will remain an Executive Vice President in Ericsson until the end of the year, supporting Carl-Henric Svanberg and Johan Wibergh.

NOTES TO THE EDITOR

Johan Wibergh bio and photo

www.ericsson.com/ericsson/corpinfo/management/johan_wibergh.shtml

Kurt Jofs bio and photo

www.ericsson.com/ericsson/corpinfo/management/kurt_jofs.shtml

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 195 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm and NASDAQ stock exchanges.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 0000

E-mail: investors.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: June 5, 2008